Mail Stop 3561

January 15, 2009

Michael S. Jeffries
Chairman, Chief Executive Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

> **Re:** **Abercrombie & Fitch Co.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed March 28, 2008**
> **File No. 001-12107**

Dear Mr. Jeffries;

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why a comment is inapplicable. Please be as detailed as necessary in your explanation. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set below. Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

1. Your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. In future filings please revise these certifications to include the exact language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Legal Proceedings

2. We note your statements on the class action filed on September 2, 2005 that "all six securities cases allege claims under the federal securities laws" and that the derivative action filed on September 16, 2005 was "seeking to assert claims … alleging various breaches of the directors' fiduciary duty …." In future filings please revise to describe the factual basis alleged to underlie these proceedings.

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Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct questions to David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director